UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sigma Lithium Corporation

(Exact name of the registrant as specified in its charter)

Canada	001-40786	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Av. Nove de Julho, nº 4.939, cj. 93 (Parte), São Paulo, SP, Brazil, 01407-200
(Address of principal executive offices)	(Zip code)

Ana Cristina Cabral, +55 11 2985 0089

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,          .

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01         Conflict Minerals Disclosure and Report

Not applicable

Item 1.02         Exhibit

Not applicable

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01         Resource Extraction Issuer Disclosure and Report

Sigma Lithium Corporation (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://ir.sigmalithiumcorp.com/static-files/ca2bb5e6-e413-449a-a57f-c81365e46189 or on the Government of Canada’s website at t https://naturalresources.canada.ca/estma-data.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01         Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Description

2.01	Interactive Data File (Form SD for the year ended December 31, 2024 filed in XBRL)
99.1	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sigma Lithium Corporation
(Registrant)

Date: June 03, 2025
Ana Cristina Cabral Gardner
Chief Executive Officer

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